GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE: (617) 648-9100                FACSIMILE: (617) 648-9199

April 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Charlie Guidry
Mara Ransom

Re:    Flywire Corporation

Draft Registration Statement on Form S-1

Filed March 11, 2021

File No. 377-04390

Dear Mr. Guidry and Ms. Ransom:

Flywire Corporation (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated April 7, 2021 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the April 7, 2021 letter in italicized print, and the Company’s responses are provided below each comment.

Prospectus Summary, page 1

1.	When you indicate what you believe the “annual addressable global payment volume” is, please disclose the basis of that belief.

RESPONSE TO COMMENT 1:

The Company advises the Staff that it has added disclosure on pages 1 and 9 of the Amended Draft Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 13, 2021

Risk Factors

Our Clients in the education sector …, page 28

2.

In order to put this risk in context, please revise to state the amount of revenues and total payment volume you earn and process, respectively, from this industry. This comment applies to the next few risk factors that follow that relate to industry-specific risks.

RESPONSE TO COMMENT 2:

The Company advises the Staff that it has added disclosure on pages 28 through 31 of the Amended Draft Registration Statement in response to the Staff’s comment.

We are exposed to fluctuations in foreign currency exchange rates …, page 36

3.	In order to understand the magnitude of this risk, please revise to quantify the significant volume of cross-border payments you process.

RESPONSE TO COMMENT 3:

The Company advises the Staff that it has added disclosure on page 36 of the Amended Draft Registration Statement in response to the Staff’s comment.

Key Operating Metrics and Non-GAAP Financial Measures

Total Payment Volume, page 82

4.

We note your disclosure throughout your prospectus regarding your 34.4% period-over-period increase in total payment volume comparing the year ended December 31, 2019 to the year ended December 31, 2020 and you state here that revenue growth depends upon increase in total payment volume. Please explain why your transaction revenue grew by 3.5% as compared to the 34.4% increase in total payment volume. If there are trends associated with increases in payment volume that may not necessarily result in increases in revenue, please revise to disclose as much.

RESPONSE TO COMMENT 4:

The Company advises the Staff that it has added disclosure on page 91 of the Amended Draft Registration Statement in response to the Staff’s comment.

Key Operating Metrics and Non-GAAP Financial Measures, page 82

5.	Please revise to present the most directly comparable GAAP measures (revenue, gross margin, and net loss) in the table provided on page 82 pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

Securities and Exchange Commission

April 13, 2021

RESPONSE TO COMMENT 5:

The Company advises the Staff that it revised page 83 of the Amended Draft Registration Statement in response to the Staff’s comment.

6.

We note that management believes the presentation of the Non-GAAP measure “Adjusted Gross Margin” reflects the economic benefit of your solution. Please expand to explain what “economic benefit” means and to also explain why management believes this presentation provides useful information to investors in light of the fact that Gross Margin is already being presented. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE TO COMMENT 6:

The Company advises the Staff that it has added disclosure on page 84 of the Amended Draft Registration Statement in response to the Staff’s comment.

Business, page 101

7.

Please include a discussion of your foreign exchange process for international payments. To this end, we note that in your “International Payment Example” on page 101 you indicate that you “process the student’s payment in their local currency [and manage] the foreign exchange.” If, as a part of this management process, you take on foreign exchange risk, please include a discussion of how you manage that risk, for example with the foreign currency forwards you enter into. Please also provide the disclosure required by Item 305 of Regulation S-K or tell us why it is not required.

RESPONSE TO COMMENT 7:

The Company advises the Staff that it has added disclosure on pages 82 and 116 of the Amended Draft Registration Statement in response to the Staff’s comment.

Top Payment Corridors, page 108

8.

From this chart, it appears that most of the payments you process outside of the United States are from China and India. But, as you indicate on page F-11, in 2020 the country accounting for more than half of the 25.7 percent of your total revenue from clients outside the United States was the United Kingdom. No other country accounted for more than 10 percent of total revenue. Please explain.

RESPONSE TO COMMENT 8:

The Company advises the Staff that it has added disclosure on page 109 of the Amended Draft Registration Statement in response to the Staff’s comment.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission

April 13, 2021

* * * * *

Please do not hesitate to contact me at (617) 648-9127 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ David Gammell

cc:	Peter Butterfield